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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58 OF
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
For the Quarterly Period Ended March 31, 2003

E.ON AG
E.ON US Holding GmbH
E.ON US Investments Corp.
(Name of Registered Holding Company)

E.ON AG
E.ON-Platz 1
40479 Dusseldorf
Germany
(Address of Principal Executives Offices)

Inquiries concerning this Form U-9C-3 may be directed to:

Ulrich Hueppe
General Counsel, Executive Vice President
Dr. Guntram Wuerzberg
Vice President General Legal Affairs
E.ON AG
E.ON-Platz 1
40479 Dusseldorf
Germany

E.ON AG

FORM U-9C-3
For the Quarter Ended March 31, 2003

i

This report covers the quarter ended March 31, 2003.

Item 1.—ORGANIZATION CHART

Name of Reporting Company	Energy or Gas-related Company	Date of Organization	State/Country of Organization	Percentage of Voting Securities Held	Nature of Business
E.ON AG	(a)	6/16/00	Germany	n/a	Holding Company
E.ON US Holding GmbH+	(a)		Germany	100%	Holding Company
E.ON US Investments Corp.+	(a)	12/2/00	Delaware	100%	Holding Company
LG&E Energy Corp.	(a)	11/14/89	Kentucky	100%	Holding Company (exempt)
LG&E Energy Marketing Inc.	Energy	4/18/84	Oklahoma	100%	Power Marketing
Woodlands Technology, LLC	Energy		Texas	15%	Development of software for energy-marketing activities
LG&E Capital Corp. (LCC)	(a)	4/26/91	Kentucky	100%	Non-Utility Holding Company
LG&E Credit Corp.	Energy	7/11/97	Kentucky	100%	Consumer Lending Services
LG&E Home Services Inc.	Energy	1/22/96	Kentucky	100%	Appliance Repair and Warranty
Airborne Pollution Control Inc.	Energy	12/10/98	Alberta, Canada	4.9%	Pollution and Waste Control Technology
FSF Minerals Inc.	Energy	12/28/98	Kentucky	100%	Owner of Coal Reserves
LG&E Capital Trimble County LLC	Energy	4/6/01	Delaware	100%	Lease and purchase of combustion turbine
LG&E Energy Privatization Services Inc.	*	7/13/98	Kentucky	100%	Inactive
LG&E International Inc.	Energy	11/8/93	Delaware	100%	Management and Holding Company
LG&E Power Services LLC	—	6/29/01	Delaware	100%	Power facilities management and operations
WKE Corp.	(a)	5/1/98	Kentucky	100%	Investment Holding Company
LCC LLC	Energy	3/2/99	Kentucky	100%	Owns Options on Mineral Rights
FCD LLC	Energy	2/17/00	Kentucky	100%	Owns Options and Actual Riparian Rights
Excalibur Development LLC	*	2/17/00	Kentucky	100%	Inactive
LG&E Power Inc.	(a)	5/7/80	Delaware	100%	Holding Company for Non-Utility Investments
LG&E Power Engineers and Constructors Inc.	*	3/5/80	California	100%	Engineering and Project Management (Inactive)
LG&E Power Constructors Inc.	*	6/29/81	California	100%	Inactive
LG&E Power Operations Inc.	Energy	6/8/82	California	100%	Power Project Ownership, Management & Development

HD/WS Corporation	*	12/11/85	California	100%		Inactive
LG&E-Westmoreland Rensselaer	*	6/15/92	California	50%		Inactive
LG&E Power 5 Incorporated	*	3/31/83	California	100%		Inactive
Babcock-Ultrapower West Enfield	*	unknown	California	17	% gp	Inactive
Babcock-Ultrapower Jonesboro	*	unknown	California	17	% gp	Inactive
LG&E Power 14-Buena Vista	*	unknown	California	45	% gp	Inactive
LG&E Power 16 Incorporated	(a)	8/3/99	California	100%		Indirect Owner of Generation Facilities
LG&E Power Roanoke Incorporated	(a)	8/3/89	California	100%		Indirect Owner of Generation Facilities
LG&E Roanoke Valley LP	(a)	3/14/90	California	1 99	%gp1 %lp2	Indirect Owner of Generation Facilities
Erie Power Partners L.P.	*	unknown	California	1 49	% gp % lp	Inactive
LG&E Power 21 Incorporated	(a)	11/16/90	California	100%		Indirect Owner of Generation Facilities
LG&E Power 21 Wind Incorporated	(a)	12/23/93	California	100%		Indirect Owner of Generation Facilities
LG&E Power 21 L.P.	(a)	12/27/93	California	1 99	%gp3 %lp4	Indirect Owner of Power Generation Facilities
LG&E Power 31 Incorporated	(a)	12/19/94	California	100%		Indirect Owner of Generation Facilities
LQ GP, LLC	(a)	3/17/01	Delaware	50%		Indirect Owner of Generation Facilities
LG&E Power 31 Wind Incorporated	(a)	12/19/94	California	100%		Indirect Owner of Generation Facilities
LG&E Power 31 L.P.	(a)	12/94	California	1 99	%gp5 %lp6	Indirect Owner of Generation Facilities
LQC LP LLC	(a)	3/17/00	Delaware	33 1/3%		Indirect Owner of Generation Facilities
American Power Incorporated	*	4/9/87	California	100%		Former Investor in EWG
LG&E Power Development Inc.	Energy	12/12/84	California	100%		Development of QFs and EWGs
LG&E Crown Inc.	Gas	4/14/2000	Delaware	100%		Prior Owner of Investment in Gas Gathering, Processing and Storage Facilities; Inactive
LG&E Minor Facilities Inc.	Gas	4/14/2000	Delaware	100%		Prior Owner of Investment in Gas Gathering, Processing and Storage Facilities; Inactive
Power Tex Parent Inc.	Gas	4/14/2000	Delaware	100%		Prior Owner of Investment in Gas Gathering, Processing and Storage Facilities; Inactive

Llano Gathering Inc.	Gas	4/20/2000	New Mexico	100%		Prior Owner of Investment in Gas Gathering, Processing and Storage Facilities; Inactive
Llano Storage Inc.	Gas	4/20/2000	New Mexico	100%		Prior Owner of Investment in Gas Gathering, Processing and Storage Facilities; Inactive
Ultrasystems Construction Co. Inc.	*	12/26/45	California	100%		Inactive
HD Energy Corporation	*	12/24/90	Delaware	100%		Inactive
Hadson Financial Corporation	*	6/25/89	Delaware	100%		Inactive
LG&E Power Gregory I Inc.	(a)	3/30/78	New Mexico	100%		Indirect Owner of Power Project
Gregory Power Partners LP	Energy	6/1/98	Texas	1 49	% gp7 % lp8	Owner and Developer of Power Project
LG&E Power Gregory II Inc.	(a)	5/18/98	Delaware	100%		Indirect Owner of Power Project
Gregory Partners LLC	Energy	6/2/98	Texas	1 49	%[9] %[10]	Owner and Developer of Power Project
LG&E Power Gregory III Inc.	(a)	5/18/98	Delaware	100%		Indirect Owner of Power Project
LG&E Power Gregory IV Inc.	(a)	5/18/98	Delaware	100%		Indirect Owner of Power Project
LG&E Natural Industrial Marketing Co.	Energy	12/20/83	Colorado	100%		Natural Gas Marketing and Transmission
Hadson Fuels, Inc.	*	4/22/80	Oklahoma	100%		Inactive
LG&E Natural Canada Inc.	*	1/15/86	Canada	100%		Inactive
LG&E Fuels Services Inc.	Energy	7/2/98	Delaware	100%		Investment in Alternative Fuels
KUCC Grimes Corporation.	Energy	7/6/98	Delaware	100%		Former investor in QF development
KUCC Grimes GP Corporation	Energy	7/6/98	Delaware	100%		Former investor in QF development
KUCC Grimes LP Corporation	Energy	7/6/98	Delaware	100%		Former investor in QF development
KUCC Paris Corporation	(a)	6/20/94	Kentucky	100%		Indirect Owner of Investment in Power Project
Tenaska III Partners Ltd.	(a)	unknown	Texas	15%		Indirect Investment in QF
Tenaska III Texas Partners	Energy	unknown	Texas	.06%		Interest in QF
KUCC Ferndale Corporation	(a)	7/12/94	Kentucky	100%		Indirect Owner of Investment in Power Project
Tenaska Washington Partners L.P.	Energy	unknown	Washington	5%		QF
Tenaska Washington Partners II, L.P.	—	—	—	10%		—
KUCC Portland 34 Corporation	(a)	8/15/94	Kentucky	100%		Inactive
Portland 34 LTD Corporation	(a)	9/20/94	Kentucky	100%		Inactive
Portland 34 L.P.	*	unknown	Kentucky	100%		Inactive

KUCC Development Corporation	*	1/31/95	Kentucky	100%	Inactive
KU Solutions Corporation	Energy	11/21/95	Kentucky	100%	Energy Marketing and Services

+
Ownership of Powergen US Investments Corp. was transferred from the chain of companies under Powergen plc to a direct subsidiary of E.ON AG during the first quarter of 2003; Powergen US Investments Corp. changed its name to E.ON US Investments Corp. on March 3, 2003.

(a)
Directly or indirectly holds securities in energy-related companies

*
Inactive

gp
general partnership interest

lp
limited partnership interest

1
directly held by LG&E Power 16 Incorporated

2
directly held by LG&E Power Roanoke Incorporated

3
directly held by LG&E Power 21 Incorporated

4
directly held by LG&E Power 21 Wind Incorporated

5
directly held by LG&E Power 31 Incorporated

6
directly held by LG&E Power 31 Wind Incorporated

7
directly held by LG&E Power Gregory IV Inc.

8
directly held by LG&E Power Gregory I Inc.

9
directly held by LG&E Power Gregory III Inc.

10
directly held by LG&E Power Gregory II Inc.

Narrative Description of Activities of Each
Reporting Company during Period

        LG&E Energy Marketing Inc. conducts asset-based energy marketing and trading activities, including brokering and marketing of electric power and natural gas.

        LG&E Capital Corp., directly and through it subsidiaries and affiliates, including WKE Corp., LG&E Power Inc., LG&E Power Operations Inc. and other subsidiaries, is a holding company for non-utility domestic energy and energy related operations, investments, activities and services. These include domestic power generation facilities in Washington (the KUCC Ferndale entities), Texas (the KUCC Paris entities) and Oregon (the Portland 34 entities), all of which are, or are planning to apply to be, EWG's, QF's or both.

        LG&E Credit Corp. and LG&E Home Services Inc. formerly provided energy-related financing, appliance repair, consumer lighting and other services to customers.

        WKE Corp. and its subsidiaries lease and operate power generation facilities in western Kentucky and associated facilities, including coal or fuel related assets.

        LG&E Power Inc. conducts non-utility domestic energy operations and activities through its subsidiaries and affiliates. These interests or operations relate to domestic power generation facilities in North Carolina (the Power Roanoke entities), California-Minnesota (the Power 21 entities) and Texas (the Power 31 and Power Gregory entities), all of which are, or are planning to apply to be, EWG's, QF's or both.

        LG&E International Inc. owns interests in FUCOs in Argentina and Spain. A subsidiary, LG&E Power Services LLC, provides operation and maintenance services pursuant to contracts with affiliated and unaffiliated domestic power generation facilities in North Carolina, California, Minnesota, Texas and Virginia.

Item 2.—ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

Company Issuing Security	Type of Security Issued	Principal Amount of Security	Issue or Renewal	Cost of Capital	Person to Whom Security was Issued	Collateral Given with Security	Consideration Received for Each Security
LG&E Capital Corp.	Intercompany Loan	$15,300,000	—		Due to Affiliates	N/A	—
LG&E Energy Marketing, Inc.	Intercompany Loan	$51,661,000	—		Due to Affiliates	N/A	—

*
Reflects net change in intercompany loans during the reporting period.

With respect to transactions with an associate company:

Company Contributing Capital	Company Receiving Capital	Amount of Capital Contribution
None.

Item 3.—ASSOCIATED TRANSACTIONS

        Part I.—Transactions Performed by Reporting Companies on behalf of Associate Companies.

Reporting Company Rendering Services	Associate Company Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed
Enertech	Services Company	Miscellaneous services	67,195			67,195
		Labor Related	1,534			1,534
Enertech	LCC	Miscellaneous services	1,581,637			1,581,637
FCD LLC	Services Company	Miscellaneous services	1,871			1,871
Home Services	Services Company	Miscellaneous services	8,129			8,129
Home Services	LG&E Utility	Miscellaneous services	26,907			26,907
Home Services	LCC	Miscellaneous services	37,579			37,579
Home Services	LEC	Miscellaneous services	16,368			16,368
Home Services	Kentucky Utilities	Miscellaneous services	478			478
LEM	LCC	Miscellaneous services	343,602			343,602
LEM	LEC	Miscellaneous services	7,220			7,220
LG&E Power Inc.	LG&E Power Development Inc.	Convenience payments	160			160
LG&E Power Inc.	LG&E Power Engineers & Constructors Inc.	Convenience payments	355			355
LG&E Power Inc.	LG&E Power Constructors Inc.	Convenience payments	355			355
LG&E Power Inc.	LG&E Power Services LLC	Miscellaneous services	176,386			176,386
		Convenience payments	148,304			148,304
LG&E Power Inc.	LG&E Power Operations Inc.	Labor related	41,976			41,976
		Miscellaneous services	290,874			290,874
		Convenience payments	12,216			12,216
LG&E Power Inc.	LG&E Energy Marketing	Miscellaneous services	2,897			2,897
LG&E Power Inc.	LG&E Natural Marketing	Miscellaneous services	11,347			11,347
LG&E Power Inc.	Llano Gathering	Convenience payments	9,462			9,462
LG&E Power Inc.	WKEC	Miscellaneous services	84			84
LG&E Power Engineers & Constructors Inc.	LG&E Power Inc.	Miscellaneous services	631			631
LG&E Power Services LLC	LG&E Power Inc.	Convenience payments	3,580			3,580
		Labor related	858			858
LG&E Power Services LLC	LG&E Power Operations Inc.	Convenience payments	6,814			6,814
LG&E Power Services LLC	LG&E Energy Marketing	Convenience payments	50			50
LG&E Power Operations	LG&E Power Development Inc.	Miscellaneous services	11			11
		Convenience payments	21,479			21,479
LG&E Power Operations	LG&E Power Roanoke Inc.	Convenience payments	617			617
LG&E Power Operations	LG&E Power 21 Wind Inc.	Miscellaneous services	811,696			811,696
LG&E Power Operations	LG&E Power 21 Inc.	Miscellaneous services	9,474			9,474
		Convenience payments	800			800
LG&E Power Operations	LG&E Power 31 Inc.	Convenience payments	800			800
LG&E Power Operations	LG&E Power Gregory I	Miscellaneous services	1,572,710			1,572,710
		Convenience payments	2,048			2,048

LG&E Power Operations	LG&E Power Services LLC	Labor related	25,079	25,079
LG&E Power Gregory II	LG&E Power Operations	Miscellaneous services	684,758	684,758
LG&E Power Gregory III	LG&E Power Operations	Miscellaneous services	13,975	13,975
LG&E Power Gregory IV	LG&E Power Operations	Miscellaneous services	478	478
Llano Gathering	LG&E Power Inc.	Miscellaneous services	75,291	75,291
KUCC Ferndale	LEC	Miscellaneous services	678,500	678,500
KUCC Paris	LEC	Miscellaneous services	1,176,354	1,176,354
KU Solutions	LCC	Miscellaneous services	1,615	1,615
KU Solutions	Kentucky Utilities	Labor related	7,909	7,909
LCC LLC	LEC	Miscellaneous services	3,772	3,772
LCC LLC	Services Company	Miscellaneous services	1,004	1,004
FCD LLC	LCC	Miscellaneous services	2,408	2,408

        Part II—Transactions Performed by Associate Companies on behalf of Reporting Companies.

Reporting Company Rendering Services	Associate Company Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed
LG&E Utility	Home Services	Miscellaneous services	42			42
Kentucky Utilities	KU Solutions	Labor related	69,068			69,068
		Convenience payments	45,190			45,190
Services Company	Enertech	Miscellaneous services	343,309	2		343,311
Services Company	Home Services	Miscellaneous services	995			995
Services Company	KU Solutions	Miscellaneous services	698			698
Services Company	FSF Minerals Inc.	Miscellaneous services	322			322
Services Company	FCD LLC	Miscellaneous services	2,205			2,205
Services Company	LG&E Power Inc.	Miscellaneous services	1,046,158	46,253		1,092,411
Services Company	LEM	Miscellaneous services	1,762,063	379,219		2,141,282
WKEC	FCD LLC	Miscellaneous services	176			176
LEC	FCD LLC	Miscellaneous services	10,689			10,689
LEC	KU Solutions	Miscellaneous services	11,768			11,768
LCC	Enertech	Miscellaneous services	1,137,187			1,137,187
LCC	FSF Minerals Inc.	Miscellaneous services	67,299			67,299
LCC	LCC LLC	Miscellaneous services	7,206			7,206
LCC	FCD LLC	Miscellaneous services	80,554			80,544
LG&E Power Development	LG&E Power Inc.	Miscellaneous services	13			13
LG&E Power Constructors Inc.	LG&E Power Inc.	Miscellaneous services	631			631
HD Energy Corp.	LG&E Power Inc.	Miscellaneous services	13,380			13,380
LG&E Power Development Inc.	LG&E Power Operations	Labor related	4,414			4,414
LG&E Power 16 Inc.	LG&E Power Operations	Miscellaneous services	17,295			17,295
LG&E Power Roanoke	LG&E Power Operations	Miscellaneous services	1,717,964			1,717,964
LG&E Power 31 Inc.	LG&E Power Operations	Miscellaneous services	6,779			6,779
LG&E Power 31 Wind Inc.	LG&E Power Operations	Miscellaneous services	326,040			326,040
LG&E Power Spain Inc.	LG&E Power Operations	Miscellaneous services	113,045			113,045
Company Names:
LEC	LG&E Energy Corp.
LCC	LG&E Capital Corp.
LG&E Utility	Louisville Gas and Electric Company
Kentucky Utilities	Kentucky Utilities Company
WKEC	Western Kentucky Energy Corp.
Enertech	LG&E Enertech Inc.
Home Services	LG&E Home Services Inc.
KU Solutions	KU Solutions Corporation
LEM	LG&E Energy Marketing Inc.
Services Company	LG&E Energy Services Inc.
LG&E Power Operations	LG&E Power Operations Inc.

Item 4.—SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:
Total consolidated capitalization as of March 31, 2003	$125,524,117,000	Line 1
Total capitalization multiplied by 15% (Line 1 multiplied by 0.15)	$18,828,617,550	Line 2
Greater of $50 million or Line 2	$18,828,617,550	Line 3

Total current aggregate investment*:
(categorized by major line of energy-related business)
Energy-related business Category—Rule 58(b)(1)(i) (1)	$0
Energy-related business Category—Rule 58(b)(1)(ii) (2)	$2,500,000
Energy-related business Category—Rule 58(b)(1)(iv) (3)	$4,123,093
Energy-related business Category—Rule 58(b)(1)(v) (4)	$1,032,857,007
Energy-related business Category—Rule 58(b)(1)(vii) (5)	$21,873,478
Energy-related business Category—Rule 58(b)(1)(viii) (6)	$71,185,604
Energy-related business Category—Rule 58(b)(1)(ix) (7)	$6,514,831

Total current aggregate investment	$1,139,054,013	Line 4

Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company system (line 3 less line 4)	$17,689,563,537	Line 5

*
Includes aggregate investment in energy-related companies made prior to March 24, 1997.

(1)
Rule 58(b)(1)(i)—the rendering of energy management services and demand-side management services.

(2)
Rule 58(b)(1)(ii)—the development and commercialization of electrotechnologies related to energy conservation, storage and conversion, energy efficiency, waste treatment, greenhouse gas reduction, and similar innovations.

(2)
Rule 58(b)(1)(iv)—the sale of electric and gas appliances; equipment to promote new technologies, or new applications for existing technologies, that use gas or electricity; and equipment that enables the use of gas or electricity as an alternate fuel; and the installation and servicing thereof.

(3)
Rule 58(b)(1)(v)—the brokering and marketing of energy commodities, including but not limited to electricity, natural or manufactured gas and other combustible fuels.

(4)
Rule 58(b)(1)(vii)—the sale of technical, operational, management, and other similar kinds of services and expertise, developed in the course of utility operations in such areas as power plant and transmission system engineering, development, design and rehabilitation; construction; maintenance and operation; fuel procurement, delivery and management; and environmental licensing, testing and redemption.

(5)
Rule 58(b)(1)(viii)—the development, ownership or operation of "qualifying facilities," as defined under the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA"), and any integrated thermal, steam host, or other necessary facility constructed, developed or acquired primarily to enable the qualifying facility to satisfy the useful thermal output requirements under PURPA.

(6)
Rule 58(b)(1)(ix)—the ownership, operation and servicing of fuel procurement, transportation, handling and storage facilities, scrubbers, and resource recovery and waste water treatment facilities.
Investments in gas-related companies:
Total current aggregate investment: (categorized by major line of gas-related business)
Gas-related business Category—Rule 58(b)(2)(i) (1)	$0
Gas-related business Category—Rule 58(b)(2)(ii) (2)	$0

Total current aggregate investment	$0

(1)
Rule 58(b)(2)(i)—activities permitted under Section 2(a) of the Gas-Related Activities Act of 1990, 104 Stat. 2810.

(2)
Rule 58(b)(2)(ii)—activities specified in Section 2(b) of the Gas-Related Activities Act of 1990, 104 Stat. 2810.

Item 5.—OTHER INVESTMENTS

Major Line of Energy- Related Business	Other Investment in Last U-9C-3 Report	Other Investment in this U-9C-3	Reason for Difference in Other Investment
Gas related businesses	$21,239,280	$22,098,277	Changes in intercompany advances from 12/31/02 amounts
Pipeline construction investments (CRC Evans and affiliates)	$124,303,867	$127,665,069	Changes in intercompany advances from 12/31/02 amounts.
International investments (Argentine gas distribution and Spanish generation)	$42,884,019	$43,011,890	Changes in intercompany advances from 12/31/02 amounts
Consumer credit investments (LG&E Credit Corp)	$294,035	$271,008	Changes in intercompany advances from 12/31/02 amounts.
Investment in development of combustion turbines (LG&E Capital Corp.)	$89,162,271	$0	Change due to transfer of combustion turbines to regulated utilities.
Investment in special purpose entities used for accounts receivable securitization programs (Louisville Gas & Electric and Kentucky Utilities)	$57,574,628	$90,408,829	Change in payables to associated companies from 12/31/02 amounts.
Unregulated generation investments	$28,679,702*	$45,007,749	Changes in intercompany advances from 12/31/02 amounts.

*
NOTE: This is a correction from the Form U-9C-3 for the quarter ended December 31, 2002.

Item 6.—FINANCIAL STATEMENTS AND EXHIBITS

A.
Financial Statements:

Exhibit A-1	Financial statements for Reporting Companies for the quarter ended March 31, 2003. (Filed in paper under cover of Form SE; Confidential treatment requested pursuant to Rule 104(b), 17 CFR 250-104(b).)
	FS-1	LG&E Enertech
	FS-2	LG&E Home Services
	FS-3	Hadson Financial (Co. 851)
	FS-4	LG&E Natural Industrial Marketing (Co. 853)
	FS-5	LG&E Natural Canada (Co. 854)
	FS-6	LG&E Natural Marketing Canada (Co. 855)
	FS-7	LG&E Power Inc. Consolidated
	FS-8	LG&E Energy Marketing Inc.
	FS-9	KU Solutions
	FS-10	KUCC Paris Corporation
	FS-11	KUCC Ferndale Corporation
	FS-12	American Power, Inc. (Co. 52)
	FS-13	Llano Gathering Inc. (Co. 930)
	FS-14	Llano Storage Inc. (Co. 931)
	FS-15	LG&E Minor Facilities Inc. (Co. 932)
	FS-16	Power Tex Parent Inc. (Co. 933)
	FS-17	LG&E Crown Inc. (Co. 936)
	FS-18	LG&E Power Engineers and Constructors
	FS-19	LG&E Power Services, Inc.
	FS-20	LG&E Power Operations
	FS-21	Gregory Partners, LLC
	FS-22	Gregory Power Partners, L.P.
	FS-23	LG&E Power Gregory I, Inc.
	FS-24	LG&E Power Gregory II, Inc.
	FS-25	LG&E Power Gregory III, Inc.
	FS-26	LG&E Power Gregory IV, Inc.
	FS-27	FSF Minerals Inc.
	FS-28	LCC LLC
	FS-29	FCD LLC
	FS-30	Westmoreland-LG&E Partners—Rova II
B.
Exhibits:
Exhibit B-1	Copies of contracts required to be provided by Item 3
None.
Exhibit B-2	Officer's Certification

SIGNATURE

        The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

Date: May 29, 2003	E.ON AG
	By:	/s/ ULRICH HUEPPE Name: Ulrich Hueppe Title: Executive Vice President
	By:	/s/ KARL-HEINZ FELDMAN Name: Karl-Heinz Feldman Title: Corporate Counsel

Exhibit B-2

CERTIFICATE

        I hereby certify that the Form U-9C-3 for E.ON AG for the previous quarter has been provided to the state commissions listed below:

Kentucky Public Service Commission
211 Sower Boulevard
Frankfurt, KY 40601

Virginia State Corporation Commission
1300 E. Main Street
Richmond, VA 23219

Date: May 29, 2003	E.ON AG
	By:	/s/ ULRICH HUEPPE Name: Ulrich Hueppe Title: Executive Vice President
	By:	/s/ KARL-HEINZ FELDMAN Name: Karl-Heinz Feldman Title: Corporate Counsel

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Table of Contents
  Item 1.—ORGANIZATION CHART
Narrative Description of Activities of Each Reporting Company during Period
  Item 2.—ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS
  Item 3.—ASSOCIATED TRANSACTIONS
  Item 4.—SUMMARY OF AGGREGATE INVESTMENT
  Item 5.—OTHER INVESTMENTS
  Item 6.—FINANCIAL STATEMENTS AND EXHIBITS
SIGNATURE
CERTIFICATE